

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 12, 2022

David Rench
Chief Financial Officer
Applied Blockchain, Inc.
3811 Turtle Creek Blvd.
Suite 2100 Dallas, TX 75219

Re: Applied Blockchain, Inc.
Registration Statement on Form S-1
Exhibit Nos. 10.5, 10.6, 10.8, 10.9, 10.10
Filed November 2, 2021
File No. 333-258818

Dear Mr. Rench:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance